UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*
VOS International, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
92905P107
(CUSIP Number)
Richard Matulich 13000 Danielson Street, Suite J Poway, CA 92064 (858) 679-8027
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 5, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92905P107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Richard B. Matulich
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	5,547,600 (see Item 5)
8.	Shared Voting Power	0 (see Item 5)
9.	Sole Dispositive Power	5,547,600
10.	Shared Dispositive Power	None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,547,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	13.8%
14.	Type of Reporting Person (See Instructions)	IN

Item 1.   Security and Issuer

Title of Class of Equity Securities:  Common Stock, $.001 par value

Address of Issuer:    13000 Danielson Street, Suite J, Poway, CA 92064

Item 2.   Identity and Background

(a) Richard B. Matulich

(b) 13000 Danielson Street, Suite J, Poway, CA 92064

(c) Chief Operations Officer, VOS International, Inc., 13000 Danielson Street, Suite J, Poway, CA 92064

(d) Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Reporting person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) USA

Item 3.          Source and Amount of Funds or Other Consideration

At the annual meeting of the VOS International, Inc. shareholders held on August 30, 2005, the shareholders of the company voted in approval of the following proposals: (1) Amending the company Bylaws and Articles of Incorporation to increase the number of board positions to five; (2) electing five directors; (3) reorganizing the company with VOS Systems, Inc., a California corporation; (4) amending the company Articles of Incorporation to change the name of the company; (5) amending the company Articles of Incorporation to increase its authorized capital stock to 90,000,000 shares; (6) issuing the required shares to complete the share exchange pursuant to the reorganization with VOS Systems, Inc; (7) distributing company assets to James H. Watson, Jr., the company’s former President and Chairman; and (8) changing the company’s fiscal year to end on September 30.

Pursuant to the reorganization with VOS Systems, Inc., Mr. Matulich received three (3) shares of the company’s common stock for each share of VOS Systems, Inc. common stock. Accordingly, Mr. Matulich received a total of 5,547,600 shares of VOS International, Inc. common stock.

Item 4.          Purpose of Transaction

See Item 3 above.

(a) Not Applicable.

(b)  Not Applicable.

(c)  Not Applicable.

(d) Not Applicable.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h) Not Applicable.

(i) Not Applicable.

(j) Not Applicable.

Item 5.            Interest in Securities of the Issuer

1. (a) The aggregate number of shares of common stock to which this Schedule 13D relates is 5,547,600 shares, representing 13.8% of the 40,199,615 shares of VOS International, Inc. common stock outstanding as of October 30, 2005.

(b) Mr. Matulich has sole voting and dispositive power over the 5,547,600 shares of the VOS International, Inc. common stock which he owns.

(c) See Item 3, above.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3, above.

Item 7.            Material to Be Filed as Exhibits

Exhibit
Number         Description
22.1        Definitive Proxy Statement. (Filed by VOS International, Inc. on Schedule 14A with the SEC on July 13, 2005 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2005           /s/ Richard B. Matulich
       _______________________________
       Richard B. Matulich

.